UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

 [ ] Merger

 [ X ] Liquidation

 [ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

 [ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: MFS California Municipal Fund

3.  Securities and Exchange Commission File No.: 811-09537

4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

 [ X ] Initial Application  [ ] Amendment

5.  Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199-7618

6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

 William B. Wilson

 Massachusetts Financial Services Company

 111 Huntington Avenue

 Boston, MA 02199-7618

 (617) 954-5655

 bwilson@mfs.com

 Christopher R. Bohane

 Massachusetts Financial Services Company

 111 Huntington Avenue

 Boston, MA 02199-7618

 (617) 954-5822

cbohane@mfs.com

7.  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The accounts and records of the Registrant are located, in whole or in part, at the office of the Registrant and the following locations:

NAME	ADDRESS
Massachusetts Financial Services Company (investment adviser record)	111 Huntington Avenue Boston, MA 02199 617-954-5000
MFS Service Center, Inc. (transfer agency record)	111 Huntington Avenue Boston, MA 02199 617-954-5000
MFS Fund Distributors, Inc. (principal underwriter record)	111 Huntington Avenue Boston, MA 02199 617-954-5000
State Street Bank & Trust Company (custody and accounting records)	State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016 617-786-3000
Computershare Trust Company N.A. (transfer agency record)	150 Royall Street, Suite 101 Canton, MA 02021 800-637-2304
Ropes & Gray LLP (counsel record)	Prudential Tower 800 Boylston Street Boston, MA 02199-3600 617-951-7000
TerraNua U.S. Corp d.b.a. Mycomplianceoffice Limited (New York, NY, US, Branch) (personal trading system)	535 5th Avenue, 4th Floor New York, NY 10017 866-951-2280
Iron Mountain, Inc. (storage vendor)	85 New Hampshire Avenue, Suite 150 Portsmouth, NH 03801 617-535-4766
Institutional Shareholder Services, Inc. (proxy voting administrator)	702 King Farm Boulevard Suite 400 Rockville, MD 20850-4045 301-556-0500
The Depository Trust Company (DTC) (central clearinghouse)	55 Water Street New York, NY 10041 212-855-8099
Charles River Development (investment related records)	700 District Avenue Burlington, MA 01803 781-238-0099

8.  Classification of fund (check only one):

 [ X ] Management company;

 [ ] Unit investment trust; or

 [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

 [ ] Open-end [ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199-7618

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MFS Fund Distributors, Inc.

111 Huntington Avenue

Boston, MA 02199-7618

13.  If the fund is a unit investment trust (“UIT”) provide:

1. Depositor’s name(s) and address(es): N/A

2. Trustee’s name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

 [ ] Yes [ X ] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_______

Business Address:

15. (a)  Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes [ ] No

If Yes, state the date on which the board vote took place:

July 19, 2019

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [ X ] No

If Yes, state the date on which the board vote took place:

 If No, explain:

The Declaration of Trust provides for the liquidation by vote of the Board of Trustees and does not require shareholder approval.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

On October 4, 2019, the Fund made a final liquidating distribution to its common shareholders.

(b) Were the distributions made on the basis of net assets?

[ X ] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[ X ] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ X ] No

 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
 Has the fund issued senior securities?

[ X ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The fund previously had outstanding Variable Rate Municipal Term Preferred Shares Series 2019/3 ("VMTP Shares"). The Fund has redeemed all of its previously outstanding VMTP Shares in accordance with the Fund's Statement Establishing and Fixing the Rights and Preferences of Variable Rate Municipal Term Preferred Shares at their full liquidation preference of $25,000 per share, plus any unpaid dividends accrued up to (but not including) the date of the redemption.

18. Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes [ ] No

If No,

(a)     How many shareholders does the fund have as of the date this form is filed?

(b)     Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

 [ ] Yes [ X ] No

If Yes,

(a)     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)     Why has the fund retained the remaining assets?

(c)     Will the remaining assets be invested in securities?

  [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

 [ ] Yes [ X ] No

If Yes,

(a)     Describe the type and amount of each debt or other liability:

(b)     How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

    (i)  Legal expenses: $32,454.75

   (ii) Accounting expenses: $0

   (iii) Other expenses (list and identify separately): Transfer Agent: $12,923.73, Printing: $1,690.15, Misc.: $1,330

   (iv) Total expenses (sum of lines (i)-(iii) above): $48,398.63

(b) How were those expenses allocated? See response to item 22(c).

(c) Who paid those expenses? The Fund paid $46,960.56 of those expenses and MFS paid $1,438.07.

(d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

 [ ] Yes [ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

 [ ] Yes [ X ] No

 If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

 [ ] Yes [ X ] No

 If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MFS California Municipal Fund, (ii) he is the Assistant Secretary and Assistant Clerk of MFS California Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By: /s/ WILLIAM B. WILSON

William B. Wilson

Assistant Secretary and Assistant Clerk

April 10, 2024